UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act Of 1934

                               EVANS SYSTEMS, INC.
                     --------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    299211201
                     --------------------------------------
                                 (CUSIP Number)

                                Joshua Ian Riley
                        5500 Military Trail, Suite 22-360
                                Jupiter, FL 33458
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

With copies to:

                          Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                          Manalapan, NJ 07726
                          (732) 409-1212

                               September 11, 2006
                     --------------------------------------
             (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

                                  SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Joshua Ian Riley
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a) |_|
            (b) |_|
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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E) |_|


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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF             7.  SOLE VOTING POWER:           10,000,000
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                   0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:      10,000,000
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER              0

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.92%
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



(14) TYPE OF REPORTING PERSON

     IN
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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of Evans Systems, Inc., a Texas corporation, with its principal place of business located at 5500 Military Trail, Suite 22-360, Jupiter, FL 33458.

This Schedule 13D relates issuance of Evans Systems, Inc., restricted common shares pursuant to which 10,000,000 (or 13.92%) of the then outstanding 71,821,183 common shares of the Issuer were issued to Joshua Ian Riley for services rendered.


ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Joshua Ian Riley, hereinafter sometimes referred to as the "Reporting Person." Joshua Ian Riley's principal office is 5500 Military Trail, Suite 22-360, Jupiter, FL 33458.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The consideration for the issuance 13.92% of the outstanding shares of Evans Systems, Inc was for services rendered to the Company.


ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 10,000,000 shares of the Issuer's common stock by the Reporting Person was a private issuance by the Issuer. The purpose of this transaction was to compensate the Reporting Person for services rendered to the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 10,000,000 of the issued and outstanding common shares of the Issuer. Such amount represented 13.92% of the total issued and outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The restricted share issuance between Joshua Ian Riley and Evans Systems, Inc. was filed pursuant to a Current Report on Form 8-K filed with the SEC on September 19, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: September 26, 2006     Signature:     /s/ Joshua Ian Riley
                                            ------------------------
                                            Joshua Ian Riley